Exhibit 99.1

Pan American Silver increases silver and gold production in the first quarter of 2014

(Unaudited Results.  All amounts in US$ unless otherwise stated.  Approximate production figures.)

VANCOUVER, May 8, 2014 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), is pleased to report that its consolidated first quarter silver production increased by 5% to 6.61 million ounces, while gold production rose 43% to 45,900 ounces.  At the same time, cash costs dropped 27% to $8.25 per ounce and All-in Sustaining Cost per Silver Ounce Sold "AISCSOS" (1) was reduced 20% to $15.54 per ounce.  The first quarter results are on track for the Company to achieve or surpass its consolidated forecast for this year, particularly in relation to gold production and cash costs.

First Quarter 2014 Highlights (unaudited)(2)

•        Silver production of 6.61 million ounces, up 5% year-on-year

•        Gold production of 45,900 ounces, up 43% year-on-year

•        AISCSOS of $15.54, net of by-product credits, down 20% year-on-year

•        Consolidated cash costs(3) of $8.25 per silver ounce, net of by-product credits, down 27% year-on-year

•        Revenue of $209.7 million

•        Mine operating earnings(4) of $31.6 million

•        Net earnings of $6.8 million or $0.05 per share

•        Adjusted earnings(5) of $8.6 million or $0.06 per share

•        Net cash generated from operating activities of $36.1 million, or $0.24 per share, up 12% year-on-year

•        Total dividends paid to common shareholders of $18.9 million

Financial Position at March 31, 2014
• Cash and short term investments of $394.4 million • Working capital of $680.3 million • Long term debt of $40.3 million

(1)	All-in sustaining costs per silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non - GAAP measures and readers should refer to the table in the Alternative Performance (Non-GAAP) Measures section of the MD&A for the period ending March 31, 2014 for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(2)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.
(3)	Cash costs per payable ounce of silver, net of by-product credits, is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities. This measure is a non-GAAP measure and readers should refer to the table in the Alternative Performance (Non-GAAP) Measures section of the MD&A for the period ending March 31, 2014 for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(4)	Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.
(5)	Adjusted earnings and adjusted earnings per share are non-GAAP measures. Adjusted earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, realized and unrealized losses on silver and gold forward contracts, severance expense, the transaction costs arising from the Minefinders transaction, gain or loss on sale of assets, and the effect of taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period. See "Financial and Operating Highlights at the end of this news release for a reconciliation of this measure to the Company's Net income.

Commenting on the Company's first quarter results, Geoff Burns, President & CEO said, "We have had a very strong start to 2014, recording increased silver and gold production at lower than forecast costs. The excellent production results are really just an extension of the operating efficiencies and momentum we generated over the second half of last year, in response to falling metal prices, and I fully expect it to continue throughout the year. The first quarter also saw us kick off our exciting La Colorada expansion project where we are making good progress on the underground development needed to commence shaft boring, while concurrently completing the detailed engineering required for the expansion of the sulfide plant. Lastly, we are nearing completion of the engineering work necessary to fully evaluate the economic potential of adding a pulp agglomeration circuit and underground mine at Dolores and we expect to release the results of these studies near the end of the second quarter.  Burns continued, "We significantly reduced our costs in the second half of 2013 and it is gratifying to see this trend continue into 2014."

Financial Results

Pan American generated revenue of $209.7 million during the first quarter of 2014, 14% less than in the first quarter of last year due to sharply lower prices for all metals produced by the Company, partially offset by increased quantities of silver and gold sold during the current quarter.  During the quarter, Pan American's average realized price per silver and gold ounce sold was $19.99 and $1,283, respectively, which was significantly lower than the $30.11 per silver ounce and $1,630 per gold ounce realized during the first quarter of last year.

The Company generated $6.8 million in net earnings during the first quarter of 2014, or $0.05 per share, compared to $20.1 million during the first quarter of 2013.  The decline was a result of the negative effect of lower metals prices on revenue, higher costs of sales due to greater quantities of metals sold, including a $2.3 million negative adjustment on the value of inventories at Dolores, as well as a $5.5 million foreign exchange loss, predominantly on cash balances held in Canadian dollars.

Adjusted earnings for the reporting quarter were $8.6 million or $0.06 per share, compared to $40.0 million in the first quarter of 2013.

Mine operating earnings during the first three months of 2014 fell 58% from the same period of 2013 to $31.6 million. Again, this decline was a direct result of lower metals prices and higher depreciation on increased volumes sold.

During the first three months of 2014, the Company generated $36.1 million in cash flow from operations, 12% more than in the comparable period of 2013.  The increase resulted from lower income taxes paid and changes in non-cash operating working capital, partially offset by lower mine operating earnings.

During the first quarter of 2014, Pan American paid $18.9 million in cash dividends to common shareholders.

Pan American maintains one of the strongest balance sheets in the industry.  At March 31, 2014, the Company had $394.4 million in cash and short-term investments, and working capital of $680.3 million, a decrease of $28.3 million and $8.7 million, respectively as compared to the fourth quarter of 2013.  Long-term debt was relatively unchanged at $40.3 million.

Operating Results

During the first quarter of 2014, Pan American produced a total of 6.61 million ounces of silver, 5% more than was produced during the first quarter of 2013.  The increase was achieved due to production gains at all of the Company's operations, except for Alamo Dorado. Substantial production increases at Dolores, La Colorada and Manantial Espejo were more than enough to offset the decline at Alamo Dorado.

Consolidated gold production for the first quarter of 2014 climbed to 45,900 ounces, a 43% increase as compared to the first quarter of 2013.  The increase was attributable to a 13% rise in gold production at Dolores, which contributed 16,400 ounces, and an 88% rise in gold ounces from Manantial Espejo, where production increased to 24,500 ounces due to higher grades and higher throughput.

Quarterly consolidated zinc, lead and copper production was also higher compared to a year ago as a result of higher throughput rates and grades at La Colorada, Morococha, Huaron and San Vicente.  Zinc production rose 18% to 11,400 tonnes, lead production rose 16% to 3,600 tonnes and copper production rose 55% to 1,700 tonnes.

Mexico

La Colorada had a record first quarter, producing 1.2 million ounces of silver, 8% higher than a year ago.  The mine achieved higher throughput and processed higher grades as accelerated mine development for the mine expansion project begins to provide more access to higher grade sulphide ore, deeper in the mine.  Grades for all base metals are also improving as mining operations progress to lower levels.

Quarterly silver production at Dolores rose 23% from the first quarter of 2013 to 1.01 million ounces, a quarterly record for the mine.  The increase was achieved on higher throughput rates and a marked improvement in recovery rates due to longer primary leach cycle times obtained with the commissioning of Pad 3 in late 2013.  In addition, incremental production was achieved by bringing a staged leaching sequence into operation on Pad 2 and Pad 3 during the quarter. Overall recovery rates are expected to trend downwards over the coming months as the benefits of staged leaching begin to decrease and recoveries fall to the mine's modelled recovery rates towards year-end.

Alamo Dorado's silver production during the first three months of 2014 fell short of management's expectations at 0.91 million ounces of silver, 28% lower than in the first quarter of 2013.  The production decline resulted from the combination of an unscheduled 15-day stoppage to repair a failed mill motor and expected lower head grades as the plant begins to process lower grade ore being mined and a higher proportion of lower grade stockpiled ore.

Peru

Huaron produced 0.83 million ounces of silver during the first quarter, a 10% increase from the first quarter of 2013, as the mine sustained the higher throughput rates achieved last year in addition to benefitting from better recoveries, which more than compensated for slightly lower than expected grades.

Quarterly silver production at Morococha rose to 0.59 million ounces from 0.52 million ounces a year ago.  The increase was due to higher grades obtained through mine development initiatives put into place last year.

Bolivia

San Vicente's quarterly silver production rose to 1.0 million ounces, 7% more than in the first quarter of 2013.  The increase was due to encountering higher-than-expected silver grades, which made up for slightly lower recoveries as compared to a year ago.

Argentina

Manantial Espejo's silver production rose significantly to 1.03 million ounces, 25% higher than in the first quarter of 2013.  The production increase was achieved with higher throughput, higher grades, and a drawdown of in-process inventories while the processing plant was down for scheduled maintenance work.  Throughput increased as the relaxation of importation restrictions greatly improved the supply of critical spare parts, which are starting to catch up to operational needs.  Higher grades were achieved from the open pit mine sequencing that accessed the final benches of the Phase 1 Maria open pit, which was mined out in the quarter.  We do not anticipate seeing similar high grade ores from the open pit until year-end, as pre-stripping of the Phase 2 Maria open pit will advance through the next two quarters.

All-in Sustaining Costs Per Silver Ounce Sold

AISCSOS for the first quarter of 2014 was reduced 20% to $15.54 from $19.47 in the first quarter of 2013.  The decline was attributable to significantly higher by-product credits due to more quantities of metals sold, more favourable treatment and refining terms for the Company and the continuation of cost-cutting measures implemented last year.  More importantly, continuing the trend established last year, AISCSOS for the first quarter of this year fell 9% as compared to the fourth quarter of 2013.  For a full reconciliation of AISCSOS calculation, please refer to the section "Alternative Performance (Non-GAAP) Measures" of the Company's MD&A for the period ended March 31, 2014.

Consolidated Cash Costs

Pan American's cost-cutting and productivity enhancement initiatives introduced last year continue to reduce the Company's unit operating costs.  For the first quarter of 2014, Pan American's seven mining operations reported consolidated cash costs of $8.25 per ounce of silver, net of by-product credits, a 27% decrease from cash costs reported during the first quarter of 2013 and 14% lower than cash costs recorded in the fourth quarter of 2013.  The cost reduction was achieved due to the positive effect of higher by-product credits on more quantities of by-products sold, which were partly offset by lower by-product prices, and lower operating costs mostly attributable to lower smelting costs and royalties.  Please refer to the section "Alternative Performance (Non-GAAP) Measures" of the Company's MD&A for the period ended March 31, 2014 for a full description of this non-GAAP measure.

Sustaining Capital

During the first quarter of 2014, Pan American spent $24.7 million in sustaining capital at its seven operating mines.  The largest expenditures were incurred at: Manantial Espejo, where $8.4 million was spent mainly on pre-stripping of the Maria Phase 2 open pit and an expansion of the tailings dam; at Dolores, where $6.4 million was spent mainly on pre-stripping, access road construction and exploration; at Huaron, where $3.1 million was spent on upgrades to the ventilation systems and equipment, camp infrastructure, exploration, and roads; and at La Colorada, where $2.9 million was spent on development drilling, equipment replacement and near-mine exploration.  In addition, $1.8 million was spent primarily on mine development at Morococha and $0.8 million was spent at San Vicente for equipment and infrastructure upgrades.

Projects

La Colorada Expansion

The La Colorada expansion project was initiated in January 2014.  During the first quarter of 2014, work progressed as planned with expenditures of $3.6 million, predominantly on lateral and ramp underground development, underground equipment purchases, and construction related to raising the tailings dam.  We continue to pre-qualify contractors, and expect to award contracts for the new shaft development and the plant expansion within the upcoming months.

Dolores

Work on phase two of Dolores' leach Pad 3 development advanced as planned during the first quarter of 2014, with ore stacking and leaching in the lower portions of the pad progressing concurrently with the lining of benches 3, 4, and 5.  The new solution pumping system was commissioned early in the year, allowing solution flow from Pad 2 to Pad 3, thus enriching the leachate solution with metals prior to being pumped to the Merrill Crowe plant for gold and silver recovery.  We expect to complete lining up to bench 5 prior to year-end, thereby providing sufficient stacking capacity for ore storage and leaching on Pad 3 until the middle of 2017.

In addition, the design of the new power line to connect the operation with Chihuahua's grid power was approved, and the Company is now engaged in negotiations for right of way agreements with land owners, as well as working on an environmental assessment for the new 108 km power line.

Work continued to determine the benefits of a milling and pulp agglomeration option and underground mine at Dolores.  A review of the initial plant design was completed during the first quarter of 2014, with work currently focusing on updating the capital and operating costs estimates, conducting a thorough review of mine plan alternatives to optimize the overall mineral resource, and the evaluation of whether there are any economic benefits to adding an underground option which would access existing resources below the ultimate pit floor.

Commenting on the Company's operational performance, Steve Busby, Chief Operating Officer, said, "Our first quarter performance has given us a solid start to the year, with production on target, costs below expectations and our exciting La Colorada expansion project already well underway.  We continue to focus on finding sustainable ways to further bolster our business in the current metal price environment through identifying additional cost-cutting and productivity enhancing initiatives, advancing on our high-return mine-site projects and investigating a host of other mine-site expansion opportunities.  This is an exciting time for Pan American as our teams are extremely energized and focused on expanding on our recent successes at unlocking additional value for our stakeholders."

Pan American Recognized as a Leader in Sustainability

Pan American is pleased to announce that it has been ranked 19th out of over 200 Canadian companies in Corporate Knights: The Future 40 Responsible Corporate Leaders in Canada.  This ranking acknowledges the many years of effort that the Company has dedicated to sustainable development through its social, economic and environmental programs.

"Sustainable development has always been one of Pan American's core values.  It is rewarding to see that our hard work has been recognized by the Corporate Knights organization.  Creating a sustainable future is a goal we share with our employees, our local communities, governments, industry groups, and non-government partners who are instrumental in our success." said Geoff Burns, President and CEO of Pan American Silver.

The Company recently released its fifth annual Sustainability Report, based on the Global Reporting Initiative - G4 guidelines.  Copies of Pan American's 2013 Sustainability Report are available at www.panamericansilver.com

For more information on Corporate Knights and "The Future 40 Responsible Corporate Leaders in Canada" ranking, visit www.corporateknights.com/report/2014-future-40-ranking

Outlook

With silver and gold production during the first quarter of 2014 at, or above Company expectations and with costs that were lower than expected, the Company remains confident that it will achieve or surpass its forecast for precious metals production (particularly gold), as well as likely be closer to the low end of annual guidance for AISCSOS and cash costs (provided metal prices remain near current levels).  Pan American confirms guidance of annual consolidated production of 25.75 to 26.75 million ounces of silver and 155,000 to 165,000 ounces of gold at AISCSOS of $17.00 to $18.00 and cash costs of $11.70 to $12.70 per silver ounce, net of by-product credits.

The Company also confirms its forecast for 2014 annual sustaining capital of $95.5 million and project investment capital of $67.0 million.

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Friday, May 9, 2014 at 10:00 am EST (7:00 am PST). To participate in the conference please dial toll number 1+ 604-638-5340. A live audio webcast and presentation will be available at http://services.choruscall.ca/links/pan140509.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

Non-GaAP Measure - Cash costs per ounce, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS, NET OF BY-PRODUCT CREDITS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.

CASH COST PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION.  FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR ESTIMATED PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2014; OUR FORECAST CASH COSTS PER OUNCE OF SILVER IN 2014; OUR ESTIMATED AISCSOS FOR 2014; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2014; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL  INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; THE COMPLETION AND ANTICIPATED RESULTS OF ANY TECHNICAL REPORTS OR OTHER EVALUATIONS; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2014.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER;CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION.  FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES.  THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended March 31,
	2014	2013
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars)

Net earnings for the period	$6,760	$20,076
Earnings per share attributable to common shareholders (basic)	$0.05	$0.13
Adjusted earnings for the period(1)	$8,554	$39,972
Adjusted earnings per share (basic)(1)	$0.06	$0.26
Mine operating earnings	$31,576	$74,816
Net cash generated from operating activities	$36,125	$32,251
Operating cash flows before changes in non-cash operating working capital(3)	$36,122	$45,297
Capital spending	$36,811	$39,693
Dividends paid	$18,940	$19,021
Shares repurchased	$-	$5,442
Cash and short-term investments	$394,381	$490,146
Working capital(2)	$680,318	$738,379

Consolidated Metals Recovered
Silver metal - million ounces	6.61	6.28
Gold metal - thousand ounces	45.9	32.1
Zinc metal - thousand tonnes	11.4	9.7
Lead metal - thousand tonnes	3.6	3.1
Copper metal - thousand tonnes	1.7	1.1

Average Realized Price
Silver metal ($/oz)	$19.99	$30.11
Gold metal ($/oz)	$1,283	$1,630

Consolidated Cost per Ounce of Silver (net of by-product credits)(3)
Cash cost per ounce	$8.25	$11.33
Total production cost per ounce	$14.93	$17.29

Millions of Payable ounces of silver (used in cost per ounce calculations)	6.26	5.96

All-in Sustaining Cost per Silver Ounce Sold (net of by-product credits)(4)	$15.54	$19.47

(1)	Adjusted earnings and adjusted earnings per share attributable to common shareholders are non-GAAP measures. Adjusted earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, realized and unrealized losses on silver and gold forward contracts, severance expense, the transaction costs arising from the Minefinders transaction, gain or loss on sale of assets, and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended March 31,
Adjusted Earnings Reconciliation	2014	2013
Net earnings for the period	$6,760	$20,076
Adjust derivative losses	99	2,649
Adjust unrealized foreign exchange losses	1,704	4,327
Adjust realized and unrealized on commodity contracts	-	(1,268)
Adjust gain on sale of mineral properties	(6)	(4,068)
Adjust write-down of mining assets	-	19,339
Adjust for effect of taxes on above items	(3)	(1,083)
Adjusted earnings for the period	$8,554	$39,972
Weighted average shares for the period	151,500	151,760
Adjusted earnings per share for the period	$0.06	$0.26

(1)	Adjusted earnings and adjusted earnings per share attributable to common shareholders are non-GAAP measures. Adjusted earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, realized and unrealized losses on silver and gold forward contracts, severance expense, the transaction costs arising from the Minefinders transaction, gain or loss on sale of assets, and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.
(2)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(3)	Consolidated cash cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.
(4)	The Company has adopted the reporting of All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 21:17e 08-MAY-14